Exhibit 99.1

Obsidian Energy Announces Completion of Agreements with our Banking Syndicate, Noteholders and Landlord

CALGARY, March 29, 2020 /CNW/ -OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce completion of agreements with our lenders and building landlord. All figures are in Canadian dollars unless otherwise stated.

Further to our recent announcements, the Company has executed final agreements resulting in the renewal of our syndicated credit facility, amendments to our senior notes and renewed terms on our Calgary office lease. All terms are consistent as previously announced except for further financial covenant relief, which will provide the Company additional flexibility in the current oil price environment. A summary of the terms is provided below:

•	Syndicated Credit Facility:

•	the borrowing base and amount available under the credit facility are set at $550 million and $450 million, respectively;

•	the revolving period under the agreement has been extended to May 31, 2021 with the end date of the term period extended to November 30, 2021;

•

a revolving period reconfirmation date will occur on June 22, 2020, whereby the lenders may accelerate the end date of the revolving period to June 30, 2020 with the end date of the term period also concurrently accelerated to April 1, 2021;

•	the next scheduled borrowing base redetermination will occur on November 30, 2020; and

•	elimination of the debt to Adjusted EBITDA covenants.

•	Senior Notes:

•	all the outstanding senior notes will mature on November 30, 2021;

•

if the end date of the revolving period on the syndicated credit facility is accelerated to April 1, 2021, as described above, then the senior notes maturities will also be accelerated to that date; and

•	elimination of the debt to Adjusted EBITDA covenants.

•	Calgary Office Lease:

•	lease payments will total $0.833 million per month, net of sub-leases, from February 2020 to January 2025 ($10 million on an annualized basis), which is the end of the lease; and

•	the building landlord has agreed to indemnify the Company on all existing subleases.

NON-GAAP MEASURES

The financial measure Adjusted EBITDA included in this press release does not have a standardized meaning prescribed by IFRS and therefore is considered a non-GAAP measure; accordingly, it may not be comparable to similar measures provided by other issuers. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our updated syndicated credit facility and the possible reconfirmation, redetermination and term-out dates under the various scenarios and elimination of certain financial covenants; our updated senior note maturity dates under various scenarios and elimination of certain financial covenants; and our expected lease payments and indemnity from the landlord going forward.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; the impact of the Albert Government curtailment; the impact of any government assistance programs will have on the Company in connection with, among other things, the COVID-19 pandemic; the impact on energy demands going forward and the inability of certain entities, including OPEC, to agree on crude oil production output constraints; how the Supreme Court of Canada Redwater decision will impact our Company moving forward; the impact of regional and/or global health related events on energy demand; global energy policies going forward; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com